Exhibit (a)(5)(K)
Reckitt Benckiser Acquisition of Adams FAQ
Q&A through January 17, 2008
If an Adams associate is displaced, would they be eligible for state unemployment?
Depending on where you live, you may be eligible to receive both severance and unemployment benefits simultaneously.
If a letter of intent (LOI) is received and accepted by an Adams employee, is there a probationary period associated with the proposed position? If so, how long is the probationary period?
If an Adams employee is offered employment, there is the expectation that you will be able to perform the responsibilities associated with the role. Therefore, there is currently no probationary period in place.
If offered an LOI how long do we have to decide whether to take the offer?
Normally, a one week turnaround is requested.
Are all employees expected to work during the 30-day notice?
It is expected that all employees will work through their notice period. However it will be up to the individual Line Manager’s discretion whether or not the position is required for the full 30 days. Individuals may be permitted to take any accrued vacation during their notice period.
If one is considered in a transitional role, will they be paid base salary plus retention bonus (enhanced severance) & their pro-rated bonus?
Yes. Employees who are eligible for enhanced severance will be paid that additional compensation at the end of the transition period. Those in a transitional role will be advised, in writing, 30 days before actual termination.
If in a transitional role will the person be given goals and expectations in writing?
Normally, yes. If such goals are not provided in writing, they will certainly be communicated verbally to each individual.
When the RB 401K becomes available for the Adams Employees in 2009, will our Merrill Lynch accounts automatically be switched over?
We are currently in the process of deciding how best to transition the Adams 401K plan. Adams employees will be notified well in advance regarding how this process will work.
Will the Adams 401(k) match remain the same for 2008 at 50 cents on the dollar?
Yes. The Adams plan will remain unchanged for 2008. Currently the plan matches .50 cents per dollar on the first 6% of pay. The maximum pre-tax contribution is $15,500/yr for calendar year 2008. If you are 49+ (turning 50 in this calendar year) you can contribute an extra $5,000/yr to catch up. The company match is paid on that $5,000.
Will shift differentials remain the same for 2nd and 3rd shifts at the Fort Worth Plant?
Yes, at this stage we do not expect any change to the shift schedules. Down the road if we make any changes, all employees will be notified well in advance.

Does RB currently operate manufacturing facilities on a 24/7 basis? If so, what shift differentials are available to those individuals who routinely work 2nd and 3rd shift and will that compensation be made available to Adams employees upon completion of the acquisition?
Many of RB’s facilities do operate on a 24/7 schedule. At this time, there are no plans to change the compensation or shift differentials at the Adams Fort Worth manufacturing site.
We are doing our Mid Year Annual Performance Reviews right now and our Annual Performance Review would have been done in June of this year for compensation purposes. Will this continue moving forward or have we missed the Annual Review for compensation opportunity through Reckitt this year?
Employees will migrate to the RB annual review period (1-1-09). Increases will be based on performance and external market benchmarking. If warranted, pro-rated adjustment will be made at that time.
Do you have stock options or profit sharing?
Stock options are available for a limited number of top-level management employees selected by the senior leadership team.
What is your bonus program?
There are various bonus plans in place based on your position within the Company. Employees receiving LOI’s will be given detailed information on the plan they are eligible for.
What stock benefits do RB employees receive, if any?
While RB does not offer stock options to the majority of employees, the company does give eligible employees a “grant” of stock that is deposited into their 401K account in accordance with the terms of the plan. The average stock grant for 2007 was more than $20,000 in RB stock for each eligible employee who was in the RB 401K plan for 2004, 2005 and 2006. Details of this program will be provided when you become eligible to participate in the RB 401K plan (1/1/09).
What is the age limit for dependent medical coverage for full-time students?
Under the RB medical plan coverage for dependent children is available up to age 19. For dependent children who are full-time students, coverage is available to age 25.
For 2008, will Adams Healthcare Benefits carry on as normal for the whole year?
Yes, though the rates may change July 1st.
What does your benefits package consist of? I.E. who carries your health/dental insurance, what is your vacation program, what holidays are observed, etc.
Depending on your location, RB offers colleagues a choice of health and dental coverage. Medical coverage choices include a Cigna HMO and in- and out-of-network plans from Coventry Health Care. Dental is also covered by Coventry Health Care. Every full-time employee starts with a minimum of three weeks vacation and earns additional weeks with tenure. All of the major National holidays are observed and colleagues receive four Floating Holidays throughout the year. Sick time is granted, as needed, and is not accrued. During RB’s annual enrollment period in November 2008, you will be provided with all of the details.
Several pharmaceutical companies offer “job share” or Part Time positions for their field sales force. Is this something Reckitt will entertain?
While RB does have some part-time retail sales reps, the company does not currently offer any job-share roles.

Does RB have paternity leave?
Yes. RB offers new fathers one week of paid paternity leave.
Does comparable position include comparable salary?
Generally speaking, base salaries will remain unchanged for those Adams employees who join Reckitt Benckiser.
What is the current RB Company Car Plan?
Reckitt Benckiser has a car allowance program in place for its field sales teams. The company is currently examining the Adams program and will make a determination of how to proceed at a later date.
Does RB have a Non-Qualified Deferred Comp Plan?
Yes. In accordance with IRS regulations, participation is limited to a group of highly compensated employees. Employees eligible to participate will be notified at the appropriate time.
Does RB have Salary Caps?
RB has base salary and Total Target Cash (TTC), which includes bonus, as well as grades and bands with minimums and maximums.
In regard to tuition reimbursement, will Adams employees who meet the 6 month requirement be eligible for this program for the spring semester which begins January 14?
Adams employees who have received approval from Adams to take courses this semester will be reimbursed under the Reckitt Benckiser tuition reimbursement plan.
Will there be opportunity to take training classes? If so, what company do you use?
Yes. Reckitt Benckiser has a very robust Training and Development course schedule each year that is conducted both on- and off-site. We use a variety of vendors, depending on their areas of expertise, and also have courses and trainers who we use to conduct standardized global workshops for RB locations around the world.
Adams’ Flexible Spending Accounts end plan year in June, IRS runs calendar, year. RB coincides with calendar year. How will it be handled in 2008?
This will be finalized during Benefit Integration, but for the most part, we will ask Adam’s employees to make a small half-year election for balance of 2008 Adams employees will undergo the mid-year enroll in June to renew their benefits. These benefits will remain active until January 2009, at which time all Adams employees will transition/enroll to RB benefits. Employees should plan their medical expenses/FSA accounts over the 6 months (July 1 — December 31).
What kind of occurrence policy do you have in place? Or, what kind of attendance policy is in place - punishment for lateness / no show?
RB will retain the current Texas plant policy.
Is there flex-time at the Parsippany location? What are the hours of operation?
The normal work week is five days per week, seven hours per day. The regular work hours are from 8:45 a.m. — 4:30 p.m. with a 45-minute unpaid lunch period. For payroll purposes, the normal work week begins on Sunday and ends on Saturday. With advance approval from the department manager, Reckitt Benckiser employees may work one of the following schedules:
Monday — Friday
8:15 AM — 4:00 PM (Early schedule)
8:45 AM — 4:30 PM (Regular schedule)
9:15 AM — 5:00 PM (Late schedule)

In a previous answer RB states: “It’s RB’s intention to incorporate past service with Adams in establishing benefits such as vacation...” Does this mean that Adams employees can expect their vacation time to change negatively if RB’s current vacation program is less than what we’re currently receiving? It would be beneficial to know as soon as possible if we will lose vacation time so we can plan accordingly.
You will be compensated for any Paid Time Off you have earned at Adams upon closure of the acquisition and immediately transition into the Reckitt Benckiser vacation plan. When you become a Reckitt Benckiser employee, you will receive your full allotment of vacation days from day one.
Does RB currently grant time off in the same manner as Adams? Is it earned PTO or yearly allotted days?
Reckitt Benckiser does not utilize the Paid Time Off system that is currently in place at Adams. RB uses a vacation schedule based on years of service as follows:

Less than 1 year	0-15 days

1 to 9 years	15 days

10 to 19 years	20 days

20 to 34 years	25 days

35 years or more	30 days
For 2008, the Reckitt Benckiser holiday schedule is:
•	January 1, New Year’s Day

•	February 18, President’s Day

•	May 26, Memorial Day

•	July 4, Independence Day

•	September 1, Labor Day

•	November 27, Thanksgiving Day

•	November 28, Day after Thanksgiving

•	December 25, Christmas Day

•	December 26, Day after Christmas
This year, employees are also entitled to four floating holidays. These holidays and the number of floating days may vary from year to year.
Is anything over 8 hrs worked per day considered overtime or is it after 40 hrs worked?
Salaried non-exempt employees (those employees who are covered by the provisions of the Fair Labor Standards Act), will receive overtime payments for hours worked in excess of 35 hours per week according to the following schedule:
If an employee works over 35 hours, the rate of pay will be straight overtime
If an employee works over 40 hours the rate of pay will be time and one-half over time
If an employee worked on Sunday (if not a regularly scheduled workday) the rate of pay will be double time.

Since the accrued PTO will be paid out on or about the time of closing, will Adams employees have the opportunity to use that time as “time off without pay” rather than start out with negative PTO or vacation hours with RB? For example, if we have a vacation planned for February or March, we will not have any vacation hours accrued with RB. Will we have to use RB PTO or vacation time and have a negative balance to make up over the course of the year or can we take the time off and opt to get no pay for that time period?
Upon completion of the acquisition, you will be entitled to your full-year Reckitt Benckiser allotment of vacation days. You can schedule this vacation at any time with the approval of your supervisor.
Do we get additional vacation for years of service?
We will recognize your years of service at Adams in determining vacation time.
Will our Years of service carryover for benefits?
Yes, past service with Adams will count for most purposes including vacation and vesting in the 401K.
Can you roll-over any Adams Paid-Time-off?
No. You will be paid out by Adams upon the merger agreement.
Does RB have Vacation Carryover?
Yes, up to 5 or 10 days can be carried over, based on length of service, however it must be used by May 31st of the following year.
When will the Paid-Time-Off be paid out?
Most likely it will be part of the normal Adam’s Payroll cycle; however it could be paid out in separate checks.
Are sick days at RB paid?
Yes (although this may be different at the plants with a so-called, waiting period).
How many days do you have to be out sick at RB before going on STD?
If you are out more then five consecutive business days, you must contact ING, our short-term disability insurance provider, HR and Line Manager (this may also be different at the plants).
Will the dress code in Fort Worth be the same as RB-Parsippany (Business Casual Mon-Fri) or will Casual Fridays be accepted?
Whatever dress code is currently in place in Fort Worth will remain in place.
Will Reckitt Benckiser put a company store at our Ft. Worth facility?
There are no plans to put a company store in Fort Worth at this time. The company stores are generally located in larger manufacturing or logistics facilities where we tend to warehouse products.
What will happen to our current American Express Corporate Card accounts for field sales use?
Employees who require Corporate Credit cards will be asked to apply for a Reckitt Benckiser Corporate AMEX upon joining RB. Your current credit card will remain active until you receive your new cards.

For those Adams employees who do not transition to RB, would RB allow them to purchase their workstation (laptop/monitor) and BlackBerry (if applicable) from the company?
While we anticipate needing most of the technology infrastructure that is in place, if some items are deemed excess or unneeded, Adams employees would be given the first opportunity to purchase those items for fair market value. In the case of cell phones and BlackBerries, providing you honor any contracts that are in place with the service provider, you may retain your cell phone or BlackBerry at your own expense.
Where are the other locations of the “company stores” outside of New Jersey. As a Field Rep, would you be able to shop at the “company store” if there is a location in your town?
The company stores are generally located in larger manufacturing or logistics facilities where we tend to warehouse products. Unfortunately, access to these sites is restricted to plant personnel due to safety and security considerations.
Does the fitness center in Parsippany open before business hours?
The Reckitt Benckiser Fitness Center is open from 6 AM — 10 PM Monday through Friday. On the weekends it is open from 8 AM—6 PM. All employees are required to complete an Orientation and Evaluation before membership is granted.